SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)

Bottomline Technologies (de), Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

101388 10 6 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 101388 10 6	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) James L. Loomis

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ Inapplicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 763,250 6. Shared Voting Power 0 7. Sole Dispositive Power 763,250 8. Shared Dispositive Power 0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

            763,250 shares (Includes 22,500 shares of common stock Mr. Loomis has the right to         acquire within 60 days of December 31, 2003 upon the exercise of options).

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 4.6%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 101388 10 6	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

Bottomline Technologies (de), Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

325 Corporate Drive Portsmouth, NH 03801

Item 2.	(a)	Name of Person Filing:

James L. Loomis

	(b)	Address of Principal Business Office or, if None, Residence:

Mr. James L. Loomis c/o Bottomline Technologies (de), Inc. 325 Corporate Drive Portsmouth, NH 03801

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock, par value $.001 per share

	(e)	CUSIP Number:

101388 10 6

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Inapplicable

Item 4.	Ownership.*

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially owned: 763,250 shares (Includes 22,500 shares of common stock Mr. Loomis has the right to acquire within 60 days of December 31, 2003 upon the exercise of options).

*	As of December 31, 2003.

CUSIP No. 101388 10 6	13G	Page 4 of 5 Pages

(b) Percent of class: 4.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 763,250

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 763,250

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certifications.

Inapplicable

CUSIP No. 101388 10 6	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James L. Loomis

James L. Loomis

February 12, 2004
Date